UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                        SEC FILE NUMBER:
                                        033-75176

                    (Check One):

(X) Form 10-K ( ) Form 20-F ( ) Form 11-K ( ) Form 10-Q ( ) Form N-SAR

                 For Period Ended: 12/31/00
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:
								 ==========================


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

     Consoltex Inc.
     8555, Route Transcanadienne
     Saint-Laurent, Quebec   H4S 1Z6

PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Consoltex Inc. (THE "REGISTRANT") IS UNABLE TO FILE ITS ANNUAL REPORT
ON FORM 10-K WITHIN THE PRESCRIBED PERIOD WITHOUT UNREASONABLE EFFORT OR EXPENSE PRIMARILY DUE TO SUBSTANTIAL EMPLOYEE TURNOVER IN THE REGISTRANT'S FINANCE AND ACCOUNTING STAFFS, AND ALSO BECAUSE IT HAS TAKEN THE REGISTRANT LONGER THAN EXPECTED TO PREPARE CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH PURCHASE ACCOUNTING RULES, AS IT IS NOW REQUIRED TO DO AS A RESULT OF A CHANGE IN CONTROL OF THE REGISTRANT THAT OCCURRED AT THE END OF THE THIRD QUARTER OF 2000. ADDITIONALLY, THE REGISTRANT BELIEVES THAT FURTHER INVESTIGATION IS REQUIRED WITH RESPECT TO CERTAIN POTENTIAL ADJUSTMENTS
WHICH MAY BE NECESSARY BEFORE IT CAN PROVIDE DEFINITIVE RESULTS OF OPERATIONS.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

 C. Suzanne Crawford                514             335-7024
------------------                -----------      ----------------
   (Name)                        (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will report a net loss in 2000 compared to a net profit in 1999. However, until the investigation referred to in
Part III has been completed, the Registrant is unable to quantify to its satisfaction either the amount of the net loss that was incurred by the Registrant in 2000 or the nature and extent of any adjustments that may be required.


                              Consoltex Inc.
                -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.


Date:   April 2, 2001                           By: /s/Theodore C. Rogers
     --------------------------                  --------------------------
                                                 Theodore C. Rogers
                                                 Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.